Contact

www.linkedin.com/in/brian-shields-a73b686 (LinkedIn)

Top Skills

Entertainment

Social Media

Customer Service

Brian Shields

Producer Race Car Monks Movie LLC
Jacksonville, Florida, United States

Experience

Race Car Monks Movie LLC
Producer
April 2025 - Present (6 months)

Lumen Entertainment
Owner
December 2003 - Present (21 years 10 months)
5121 Bowden Rd Jacksonville, FL 32216

Education

UCF College of Business